May 15, 2019

Mr. Peter McPhun

Mr. Wilson K. Lee

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, DC 20549

RE:	Red Lion Hotels Corporation

Form 10-K for the fiscal year ended December 31, 2018

Filed March 8, 2019

Form 8-K

Filed March 8, 2019

File No. 001-13957

Dear Mr. McPhun and Mr. Lee:

We are responding to your comment letter, dated May 6, 2019, relating to the Form 10-K for fiscal year ended December 31, 2018 and the Form 8-K, both filed by Red Lion Hotels Corporation (the “Company”) on March 8, 2019.

For ease of reference we have repeated your comment in bold text that precedes the response.

Form 8-K filed on March 8, 2019

Exhibit 99.1

2019 Expectations, page 3

1.

We note you disclosed an expected 2019 range for Adjusted EBITDA from continuing operations. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment. In future filings the Company will provide reconciliations to the most directly comparable GAAP financial measures for non-GAAP measures used to provide guidance for subsequent periods.

If you need any additional information, or if we can be of any further assistance, please call me at (509) 777-6393 or reach me by email at Julie.Shiflett@rlhco.com.

Very truly yours,

/s/ Julie Shiflett

Julie Shiflett

Executive Vice President and Chief Financial Officer

Red Lion Hotels Corporation